Exhibit 12.1

Paperweight Development Corp. and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges
(unaudited)

							Nine Months Ended
	(Predecessor Basis)					(Successor Basis)	(Predecessor Basis)	(Successor Basis)
	1997	1998	1999	2000	For the Period December 31, 2000 to November 9, 2001	For the Period November 10, 2001 to December 29, 2001	September 30, 2001	September 29, 2002
Net earnings from continuing operations	$129,651	$82,813	$49,893	$70,812	$43,626	$7,616	$41,827	$22,106
Add: Income tax expense	70,611	53,716	17,715	35,725	24,574	117	16,952	167
Add: Interest expense	30,931	60,215	42,926	43,244	25,441	10,638	22,815	53,616
Minority interest in net earnings of subsidiaries	1,237	5,493	4,896	1,230	—	—	—	—
Equity in net income of unconsolidated affiliates	46	(7,313)	—	—	—	—	—	—
Portion of rent deemed interest factor	3,993	3,878	3,448	3,394	2,485	386	2,160	2,181

Total earnings available for fixed charges	$236,469	$198,802	$118,878	$154,405	$96,126	$18,757	$83,754	$78,070

Fixed charges:
Interest expense	30,931	60,215	42,926	43,244	25,441	10,638	22,815	53,616
Portion of rent deemed interest factor	3,993	3,878	3,448	3,394	2,485	386	2,160	2,181

Total fixed charges	$34,924	$64,093	$46,374	$46,638	$27,926	$11,024	$24,975	$55,797

Ratio of earnings to fixed charges	6.8	3.1	2.6	3.3	3.4	1.7	3.4	1.4